UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107 CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc. 100 Potrero Avenue San Francisco, CA 94103-4813 Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 (1)
	8.	Shared Voting Power 43,623,670 Class B shares (2)
	9.	Sole Dispositive Power 100 (1)
	10.	Shared Dispositive Power 57,144,000 Class B shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,144,100 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (5)(6)(7)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 100 shares of Class A Common Stock held by Ray Dolby. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(2) Consists of (i) 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999 (the “Ray Dolby Trust”). Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.

(3) Consists of (i) 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,710,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iii) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (iv) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”) and (v) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”). Ray Dolby and Dagmar Dolby are Co-Trustees under each of the five trusts, and David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4) Consists of (i) 100 shares of Class A Common Stock held by Ray Dolby, (ii) 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (iii) 1,710,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A, (iv) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B, (v) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A and (vi) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(5) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(6) Represents 91.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(7) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Dagmar Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 43,623,670 Class B shares (8)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 57,144,000 Class B shares (9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,144,000 Class B shares (9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (10)(11)(12)
14.	Type of Reporting Person (See Instructions) IN

(8) Consists of (i) 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(9) Consists of (i) 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,710,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B, (iv) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A and (v) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under each of the five trusts, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole voting power over the shares under the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(10) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(11) Represents 91.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(12) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 43,623,670 Class B shares (13)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 43,623,670 Class B shares (13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,623,670 Class B shares (13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.1% (14)(15)(16)
14.	Type of Reporting Person (See Instructions) OO

(13) Consists of 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.

(14) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(15) Represents 69.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(16) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,710,165 Class B shares (17)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,165 Class B shares (17)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (18)(19)(20)
14.	Type of Reporting Person (See Instructions) OO

(17) Consists of 1,710,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A.

(18) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(19) Represents 2.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(20) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,810,165 Class B shares (21)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165 Class B shares (21)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (22)(23)(24)
14.	Type of Reporting Person (See Instructions) OO

(21) Consists of 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B.

(22) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(23) Represents 2.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(24) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,000,000 Class B shares (25)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 Class B shares (25)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (26)(27)(28)
14.	Type of Reporting Person (See Instructions) OO

(25) Consists of 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2011 Trust A.

(26) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(27) Represents 8.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(28) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,000,000 Class B shares (29)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 Class B shares (29)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (30)(31)(32)
14.	Type of Reporting Person (See Instructions) OO

(29) Consists of 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust B. Ray Dagmar and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2011 Trust B.

(30) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(31) Represents 8.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(32) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: Thomas E. Dolby, as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,710,165 Class B shares (33)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,710,165 Class B shares (33)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (34)(35)(36)
14.	Type of Reporting Person (See Instructions) IN

(33) Consists of (i) 1,710,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A and (ii) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(34) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(35) Represents 10.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(36) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable

1.	Names of Reporting Persons: David E. Dolby, Individually and as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,819,295 Class B shares (37)
	8.	Shared Voting Power 43,623,670 Class B shares (38)
	9.	Sole Dispositive Power 9,130 Class A shares (39)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,819,295 (37)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (40)(41)(42)
14.	Type of Reporting Person (See Instructions) IN

(37) Consists of (i) 252 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,213 shares of Class A Common Stock that are exercisable within 60 days of December 15, 2011, and (iii) 6,665 shares of Class A Common Stock subject to restricted stock units that vest within 60 days of December 15, 2011, (iv) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B and (v) 5,000,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(38) Consists of 43,623,670 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.

(39) Consists of (i) 252 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,213 shares of Class A Common Stock that are exercisable within 60 days of December 15, 2011, and (iii) 6,665 shares of Class A Common Stock subject to restricted stock units that vest within 60 days of December 15, 2011.

(40) Assumes the conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(41) Represents 10.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(42) Based on 51,418,766 shares of Class A Common Stock and 57,294,654 shares of Class B Common Stock outstanding on December 15, 2011.

Ray Dolby, Ray Dolby Trust, Ray Dolby 2002 Trust A and Ray Dolby 2002 Trust B previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d) and are voluntarily reporting on this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the Class A Common Stock, $.001 par value per share (the “Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 100 Potrero Avenue, San Francisco, California, 94103-4813. The Class B Common Stock was registered with the Securities and Exchange Commission pursuant to a Form 8-A filed on January 25, 2006. The Class A Common Stock was registered with the SEC pursuant to a Form 8-A filed on February 9, 2005. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

Item 2.	Identity and Background

(a) This statement is being filed jointly on behalf of (i) Ray Dolby, (ii) Dagmar Dolby, (iii) Thomas E. Dolby, (iv) David E. Dolby, (v) Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”), (vi) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (viii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), and (ix) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B,” and together with Ray Dolby, Dagmar Dolby, Thomas E. Dolby, David E. Dolby, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust A, the “Reporting Persons”).

(b) The business address of the Reporting Persons is Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, California, 94103-4813.

(c) – (f) Ray Dolby is the Founder and Director Emeritus of the Company and Co-Trustee with his wife, Dagmar Dolby, under each of the five trusts. Their son, Thomas E. Dolby, is a writer and has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Their son, David E. Dolby, serves as a consultant and is a director of the Company. David E. Dolby is a Special Trustee of the Ray Dolby Trust and shares voting power with Ray Dolby and Dagmar Dolby. He has sole voting power to direct the voting of the shares under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, and the shares of Class A Common Stock beneficially owned by him individually.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ray Dolby, Dagmar Dolby, Thomas E. Dolby and David E. Dolby are U.S. citizens. Each of the five trusts was established under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth on the cover page and provided in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information provided in Items 1 and 2 hereof are incorporated herein by reference. This Statement reflects certain estate planning transactions undertaken by the Reporting Persons described below (collectively, the “2011 Estate Planning Transactions”).

On December 14, 2011, Dagmar Dolby, wife of Ray Dolby, became a Co-Trustee of the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. On that same date, David E. Dolby, son of Ray and Dagmar Dolby, became a special Co-Trustee of the Ray Dolby Trust with shared voting power (with his parents) over the shares of the Company held by the Ray Dolby Trust. Voting decisions under the Ray Dolby Trust require a majority vote of the three Co-Trustees. Ray and Dagmar Dolby have shared dispositive power over the shares held by the Ray Dolby Trust, and Dave E. Dolby does not possess or share any dispositive power over the shares held by that trust.

On December 14, 2011, two Grantor Retained Annuity Trusts (“GRATs”) were established for each of Ray and Dagmar Dolby’s two sons: the Ray Dolby 2011 Trust A for Thomas E. Dolby, and the Ray Dolby 2011 Trust B for David E. Dolby. Ray Dolby and Dagmar Dolby are Co-Trustees of each GRAT and share dispositive power as to the securities held by each GRAT. Voting power over the shares held by the Ray Dolby 2011 Trust A is held by Thomas E. Dolby, and voting power over the shares held by the Ray Dolby 2011 Trust B is held by David E. Dolby. On that same date, 5,000,000 shares were transferred into each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B from the Ray Dolby Trust. The Ray Dolby Trust did not receive any consideration in exchange for this transfer.

The 2011 Estate Planning Transactions described in the foregoing paragraph in this Item 4 were effected for estate planning purposes only. No funds or other consideration were paid in connection with the 2011 Estate Planning Transactions. None of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The information set forth on the cover page of this Statement and Item 4 hereof are incorporated herein by reference.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference.

On October 27, 2011, 265,000 shares of Class B Common Stock held by the Ray Dolby Trust were converted to shares of Class A Common Stock and gifted to a charitable organization.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 hereof is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 2:	Power of Attorney – Dagmar Dolby.

Exhibit 3:	Power of Attorney – Thomas E. Dolby.

Exhibit 4:	Power of Attorney –David E. Dolby.

Exhibit 5:	Power of Attorney – Ray Dolby 2011 Trust A.

Exhibit 6:	Power of Attorney – Ray Dolby 2011 Trust B.

Exhibit 7:	Power of Attorney – Ray Dolby (incorporated by reference to Exhibit 24.1 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 8:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 24.2 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 10:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 24.4 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Date: December 27, 2011.

RAY DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Ray Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAGMAR DOLBY		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby Title: Co-Trustee

THOMAS E. DOLBY		RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAVID E. DOLBY		RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*
Name: Dagmar Dolby Title: Co-Trustee

		*By:	/s/ Patrick R. McCabe
Patrick R. McCabe, Individually and for Morrison & Foerster LLP, as Attorney-in-Fact